ASIA PACIFIC RESOURCES LTD. ANNOUNCEMENT

(Toronto Canada, September 2, 2003) The board of directors of Asia Pacific Resources Ltd has announced the resignation of Richard Knight as a non-executive director with effect from 30th September 2003.

Mr. Knight leaves the board in order to focus full time on his recent appointment as Managing Director of Inco Australia Management Pty Ltd. He will continue to act as an advisor to the board of Asia Pacific Resources Ltd.

The board thanks Mr. Knight for his role as a director during his term of office and for his continuing support of the Company.

Asia Pacific Resources’ shares are listed on the TSX as well as the Frankfurt and Stuttgart Stock Exchanges under the symbol APQ and on the OTCBB under the symbol APQCF

For further information, contact:

Forbes West at 416-203-2200 or 1-888-655-5532.

forbes@sherbournegroup.ca

www.apq-potash.com